

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 13, 2008

Mr. Michael Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

> **Re:** **Pegasi Energy Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed February 14, 2008**
> **File No. 333-149241**

Dear Mr. Neufeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed February 14, 2008

General

1. In your amended filing, please provide the newly required disclosure and checkbox regarding the registrant's status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

2. Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

3. Please monitor the need to update your consents.

4. Please include the selected financial data required by Item 301 of Regulation S-K or otherwise advise.

5. Please include the supplementary financial information required by Item 302(a) of Regulation S-K or otherwise advise.

6. Please include the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K or otherwise advise.

Risk Factors, page 7

Investors in the Offering will experience dilution upon the exercise of Warrants or options., page 13

7. We note from your disclosure here that you granted to certain of your directors options to purchase 750,000 shares and your disclosure on page 29 that you also granted options to purchase 75,000 shares to Billy Denman. Please add disclosure to your footnotes that enables users of your financial statements to understand the items identified by paragraph 64 of FAS 123(R), including the minimum information required by paragraphs A240 and A241 of FAS 123(R) or otherwise advise why such information is not disclosed.

Management's Discussion and Analysis or Plan of Operation, page 16

Critical Accounting Policies, page 17

Revenue Recognition

8. We note your policy, as stated here and on page F-9, to recognize oil and gas revenue based on either a contracted or an estimated sales price and that the "Estimated revenue is subject to adjustments based on final settlement." Please tell us and expand your disclosure, where applicable, to explain the terms and the nature of the estimated revenue you recognize.

9. We further note that you recognize revenue based on gas delivered rather than your working interest share of the gas produced. Please expand your disclosure here and on page 17, as applicable, to disclose the amount of any imbalance in terms of units and value, if significant, from your gas balancing arrangements as required by EITF 90-22. In addition, please address the requirement of EITF 90-

22 to disclose in MD&A the effect of gas imbalances on operations and on liquidity and capital resources.

Results of Operations, page 18

10. We note that you derive overhead income from your joint venture operations with Marion Energy Limited and your statement under this heading that "Terms of the agreement allow the operator to recover allocated overhead during all phases of drilling, completion, and producing period." Please tell us how your recognition of overhead income complies with Rule 4-10(c)(6)(iv) of Regulation S-X.

11. You also state under this heading, with respect to the use of third-party personnel, that "These costs are attributed to individual wells or the disposal well, and are accordingly classified as lease operating expenses rather than general and administrative expenses." Please clarify for us what you mean by this statement.

Business, page 21

12. We note your disclosure under the Well Economics heading of a measure for Finding and Development Costs. Due to the variable components of this measure, please revise your discussion to address each of the following, without limitation.

- Describe how the measure is calculated.

    o The information used to calculate this measure should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of FAS 69.

    o If the measure does not use data determined in accordance with FAS 69, please identify:

        ▪ the source of the data;

        ▪ indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e) (2) of Regulation S-K;

        ▪ if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

- if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e) (1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

  o Note that finding costs include asset retirement costs. Therefore, this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding FAS 69 and SFAS 143, located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

  o Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

  o It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

  o When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

  o Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures

- Identify the reasons why proved reserves were added.

  o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the

> nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.
>
> o Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

- Indicate whether or not the finding and development cost per unit measure is comparable to other like measures disclosed by other companies.

13.   We further note your disclosure of a percentage for Potential IRR. Please expand your disclosure to explain how the measure is calculated and tell us whether or not the measure is a non-GAAP financial measure, as that term is defined in Item 10(e)(2) of Regulation S-K. If applicable, please include the disclosures necessary to comply with Item 10(e) of Regulation S-K.

Recent Financing, page 35

14.   We note that you issued Units to investors from December 12, 2007 through January 24, 2008 and received gross proceeds of approximately $10,051,000. Please tell us where these proceeds are reflected in your Combined Statements of Owners' Equity and Statements of Cash Flows.

Financial Statements

Combined Balance Sheets, page F-2

15.   Please expand your MD&A discussion to address the reasons for material changes in line items to the extent necessary for an investor to gain an understanding of your business. Please refer to FRC 501.04 concerning the requirement to address material changes from period to period and consider expanding, without limitation, your discussion concerning the fluctuation in the following line items:

- Joint interest billing receivables
- Other current assets
- Deferred income taxes

Combined Statements of Operations, page F-3

16. We note your line item within Other income (expenses) for Shared expenses and your disclosure on page F-6 that Pegasi Energy Resources Corporation "pays overhead related expenses for various related companies and invoices the working interest owners for "shared expenses" on a monthly basis." Please tell us and expand your accounting policy disclosure to explain the nature of the amounts reported in the Shared expenses line item and how this line item complies with your application of the full cost method of accounting for your oil and gas producing activities.

Combined Statements of Owners' Equity, page F-4

17. Based on the presentation of the line item for Recapitalization, it is unclear how you have presented the recapitalization of Maple Mountain Explorations Inc. with Pegasi Energy Resources Corporation that became effective on December 17, 2007, which resulted in the issuance of 17,500,000 shares of common stock of Maple Mountain. It is our understanding that when a private operating company enters into a recapitalization with the public shell company, the components of shareholders equity are often impacted as noted below.

- Historical stockholders' equity of the operating company prior to the merger is retroactively restated (a recapitalization) to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities' stock with an offset to paid in capital,

- Retained earnings (deficiency) of the operating company is carried forward as the new entity's opening balance with an offset to paid in capital, and

- Retained earnings (deficiency) and APIC of the public shell is eliminated with an offset to paid in capital.

If you would like to further discuss your presentation, please contact us at your earliest convenience.

Combined Statements of Cash Flows, page F-5

18.   We note you have classified purchases and proceeds from certificates of deposit as an investing activity. Please add an accounting policy footnote to explain your methodology of accounting for investments in certificates of deposit. Please note that these instruments should be classified pursuant to FAS 95 based on the nature and purpose for which the securities were acquired, as stated in paragraph 8 of FAS 102.

Footnotes to the Financial Statements

C. Summary of Significant Accounting Polices, page F-7

Cash and Cash Equivalents

19.   We note your disclosure that "The Company had cash equivalents of approximately $471,000 and $743,000 at December 31, 2006 and 2005, respectively, consisted of interest-bearing cash deposits." Please tell us and clarify your disclosure to explain how the amounts you cite here relate to those presented on your combined balance sheets.

Property and Equipment, page F-8

20.   We note from your disclosure that you depreciate property and equipment using both accelerated and straight-line methods over the estimate useful lives of the assets. Please expand your disclosure to clearly indicate the depreciation methods and periods for each major class of depreciable asset.

Oil and Gas Properties, page F-8

21.   Please provide the disclosures identified by Rule 4-10(c)(7) of Regulation S-X for unproved properties and major development projects that are excluded from the capitalized costs being amortized, as follows:

- Provide a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

- Present a table that shows, by category of cost, (A) the total costs excluded as of the most recent fiscal year; and (B) the amounts of such excluded costs, incurred (1) in each of the three most recent fiscal years and (2) in the aggregate for any earlier fiscal years in which the costs were incurred. Categories of cost to be disclosed include acquisition costs, exploration costs,

development costs in the case of significant development projects and
capitalized interest.

Investment in Unconsolidated Partnerships, page F-9

22.   We note that you use the equity method of accounting for your investment in
        partnerships. Given your disclosure on page 19, wherein you indicate that Marion
        Energy Limited has a 30% working interest in the "CP Area," please tell us why
        you have not consolidated your investment in accordance with paragraph 2 of
        ARB 51 or proportionately consolidated your investment, if applicable, under the
        guidance in EITF 00-1.

D. Asset Retirement Obligations, page F-10

23.   Please expand your disclosure to explain the reason for the significant revision to
        your ARO during the fiscal year ended December 31, 2005.

I. Income Taxes, page F-14

24.   Please expand your disclosure to explain whether you report Texas franchise
        taxes on a gross basis (included in revenues and costs) or net basis (excluded from
        revenues). Refer to EITF 06-3.

25.   Please tell us what you mean by your statement within the parentheses "(doesn't
        roll properly from computed expected)."

J. Segment Information, page F-15

26.   We note your disclosure that you are engaged in oil and gas, coal and gravel
        activities and real estate development. Please clarify for us how these activities
        equate to the revenue items shown in the Business segment revenue tables.

Supplemental Oil and Gas Data, page F-19

27.   We are unable to locate your disclosure of Capitalized costs, as required by
        paragraphs 18 through 20 and Illustration 1 of FAS 69. Please advise.

28.   Please note that FAS 69 requires separate disclosure about the oil and gas
        producing activities of investments in entities accounted for under the equity
        method. This information is required to be disclosed with the like disclosure of
        the oil and gas producing activities of the consolidated enterprise, but not
        included in the amounts reported for that entity. Please revise your presentation,

as necessary, for your investments that are properly accounted for by the equity method.

Engineering Comments

General

29.   Please provide us with a copy of your reserve report as of September 30, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Management's Discussion and Analysis or Plan of Operation, page 16

Company Overview, page 16

30.   You indicate that 59 Disposal currently disposes of wastewater for Pegasi operations as well as from other accepted operators for a per barrel fee. Please tell us the percentage of the total water that is disposed for Pegasi's operations and the percentage disposed from other operators. Please tell us if any disposal costs are allocated to Pegasi's lease operating expenses and if so how much and if not, tell us why you believe this is correct.

Well Economics, page 22

31.   Please reconcile for us the initial gross production rate estimate of 720 mcfe/day from a Cotton Valley vertical well with the current producing wells that appear to average 233 mcfe/day per well of gross production as of June 2007. Tell us what the cumulative oil and gas production from each well has been and from which geological interval.

32.   Please include all the information called for by Industry Guide 2. This includes, but is not limited to, the following information:

- oil and gas production for the last two years;
- the number of productive wells;
- developed and undeveloped acreage held;
- drilling activity for each of the last two years;
- the average sales price of oil and gas produced;
- the average production cost per unit of production;
- all material delivery commitments under existing contracts or agreements.

Supplemental Oil and Gas Data, page F-19

Reserve Quantity Information, page F-19

33.   You indicate that your reserve estimates were prepared with the assistance of an independent petroleum engineering firm. Please revise your document to name the firm and file a letter of consent from them.

Changes in proved developed and undeveloped reserves, page F-20

34.   Please revise your document to include appropriate explanations for the material changes in reserves from year to year. For example, we note significant upward revisions in oil and gas reserves in 2005. Please see paragraph 11 of FAS 69.

35.   We note that in 2005 you more than doubled your proved gas reserves from 7.6 BCF to 16.7 BCF with a 9.7 BCF positive revision. However, we also note that your gas production decreased by one half from 0.5 BCF to 0.24 BCF from 2005 to 2006. Please tell us the basis for the positive gas revision in 2005 and why your production decreased so materially. Please tell us what your current production rate is.

36.   Please provide us with a production graph over time for each of your producing wells with the forecasted future producing rate included on the graph and the proved reserves for each well.

37.   We note that your gas reserve life index for your proved developed reserves is over 37 years and for your total gas reserves is greater than 71 years. Please provide us with additional support that these reserve estimates are reasonably certain of being recovered.

38.   Please tell us if you have classified behind-pipe reserves that will require significant completion costs in the future as proved developed or undeveloped reserves.

Standardized Measure of Discounted Cash Flow, page F-20

39.   Please revise your document to provide separate line items for future production costs and future development costs if the future development costs are significant. Please see paragraph 30(b) of FAS 69.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief